UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Mairs and Power Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

W1520 First National Bank Building

332 Minnesota Street

St. Paul, MN 55101-1363

Telephone Number (including area code):

(651) 222-8478

Name and address of agent for service of process:

William B. Frels, President

W1520 First National Bank Building

332 Minnesota Street

St. Paul, MN 55101-1363

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☒    NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of St. Paul and state of Minnesota on the 17th day of May, 2011.

Mairs and Power Funds Trust

		By:	/s/ William B. Frels
William B. Frels, President

Attest:	/s/ Jon A. Theobald
Jon A. Theobald, Secretary